Exhibit 12.1

Standard Pacific Corp.

Ratio of Earnings to Fixed Charges—Continuing Operations

(Dollars in thousands)

	Nine Months Ended September 30,		Year Ended December 31,
	2009	2008	2008	2007	2006	2005	2004
Earnings:
Net income (loss) from continuing operations	$(95,880)	$(833,767)	$(1,231,329)	$(695,290)	$146,093	$439,950	$316,319
Add:
Cash distributions of income from unconsolidated joint ventures	326	771	1,975	16,717	75,416	61,725	67,457
Provision (benefit) for income taxes	298	42,030	(5,495)	(149,003)	82,930	269,528	197,083
Homebuilding interest amortized to cost of sales and interest expense	94,885	59,080	97,445	120,596	86,698	63,088	59,278
Interest portion of rent expense	375	375	500	500	500	500	500
Less:
Income (loss) from unconsolidated joint ventures	(4,330)	(129,663)	(150,875)	(188,975)	(1,959)	61,226	45,884

Earnings:	$4,334	$(601,848)	$(986,029)	$(517,505)	$393,596	$773,565	$594,753

Fixed charges:
Homebuilding interest incurred	$81,411	$111,638	$137,398	$138,593	$148,355	$96,184	$87,510
Interest portion of rent expense	375	375	500	500	500	500	500

Fixed Charges	$81,786	$112,013	$137,898	$139,093	$148,855	$96,684	$88,010

Ratio of Earnings to Fixed Charges	0.1	(5.4)	(7.2)	(3.7)	2.6	8.0	6.8